Executed

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________

Commission file number: 0-28493

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O'Sullivan Industries Holdings, Inc.

10 Mansell Court East, Suite 100
Roswell, Georgia 30076

Required Information

O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules of the Plan for the fiscal year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this Report as permitted by Item 4 of Form 11-K.

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
December 31, 2004 and 2003

Contents

BKD LLP

Consent of Independent Accountants

Administrative Committee
O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Lamar, Missouri

We consent to incorporation by reference in the Registration Statement on Form S-8 (Registration No. 33-92904) of the O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan of our report dated June 14, 2005, relating to the statements of net assets available for benefits of O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003, which report appears in the December 31, 2004 annual report on Form 11-K of O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan.

BKD, LLP

Joplin, Missouri
June 23, 2005

Hammons Tower
901 E. St. Louis Street, Suite 1000
P.O. Box 1190
Springfield, MO 65801-1190
417 865-8701 Fax 417 865-0682

3230 Hammons Boulevard
P.O. Box 1824
Joplin, MO 64802-1824
417 624-1065 Fax 417 624-1431

1034 W. Main Street
P.O. Box 1277
Branson, MO 65615-1277
417 334-5165 Fax 417 334-4823

Commerce Bank Building
100 S. Broadway Street
P.O. Box 1448
Pittsburg, KS 66762-1448
620 231-7380 Fax 620 231-1226

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

Assets

	2004	2003
Investments at fair value (cost of $28,929,957 and $28,499,264 for 2004 and 2003, respectively)	$ 30,063,377	$ 27,472,406
Receivables		
Employer contributions	32,974	52,674
Participant contributions	48,459	74,293
Accrued investment income	—	13
	81,433	126,980
Net Assets Available for Benefits	$ 30,144,810	$ 27,599,386

See Notes to Financial Statements

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Investment Income		
Net appreciation in fair value of investments	$ 1,486,489	$ 2,821,544
Interest and dividends	406,794	583,959
	1,893,283	3,405,503
Contributions		
Employer	1,297,668	1,215,291
Participants	1,945,387	1,971,062
	3,243,055	3,186,353
Total additions	5,136,338	6,591,856
Deductions		
Benefits paid to participants and beneficiaries	2,560,039	2,422,070
Administrative expenses	30,875	6,950
Total deductions	2,590,914	2,429,020
Net Increase	2,545,424	4,162,836
Net Assets Available for Benefits, Beginning of Year	27,599,386	23,436,550
Net Assets Available for Benefits, End of Year	$ 30,144,810	$ 27,599,386

See Notes to Financial Statements

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003

Note 1: Description of Plan

This following description of the Plan provides only general information. Employees should refer to the prospectus/summary plan description for O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan for a more complete description of the Plan's provisions. The document is available from the plan sponsor.

General

The Plan is a defined contribution plan covering all full time employees of O'Sullivan Industries Holdings, Inc. (Company) and its subsidiaries who have at least 900 hours of service or six months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees may elect 401(k) salary deferrals from 1% to 100% of compensation (in whole multiples of 1%), not to exceed the Internal Revenue Code limits. Employee rollover contributions from another qualified plan are allowed. Participants who are at least 50 years old are allowed to make "catch up" contributions to the Plan which exceed limits otherwise imposed by the Internal Revenue Code. For December 31, 2004 and 2003, the maximum "catch up" contribution was $3,000 and $2,000, respectively.

Discretionary employer matching contributions are 100% of each participant's voluntary contribution which does not exceed 5% of the participant's annual compensation. Employer profit sharing contributions may be made annually in accordance with the plan document and are at the sole discretion of the Board of Directors of O'Sullivan Industries Holdings, Inc. The maximum amount is not to exceed the provisions of ERISA or that amount allowed as deductible by the Internal Revenue Code.

Employer profit sharing contributions are allocated among participants who are employed on the last day of the plan year or who have terminated during the year due to death, disability or retirement at age 65. The allocation is based on each participant's annual compensation for the plan year, as a percentage of total annual compensation for the plan year of the plan participants eligible to receive an allocation. No discretionary profit sharing contributions were credited to participants' accounts for the years ended December 31, 2004 and 2003.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment earnings are considered plan earnings and are not taxable to participants until distributed in the form of benefits.

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contributions plus these contributions' earnings. Vesting in the profit sharing contributions and related earnings is based on years of service. An employee is fully vested after 5 years of service. Amounts forfeited during any year due to nonvesting are first used to reinstate previous forfeitures to any participant reentering the Plan. Any remaining forfeitures reduce employer contributions for the year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their employee and rollover contributions account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest as established by the Administrative Committee at the prime rate on the date of the loan application, plus one percent. Term of repayment may not exceed 5 years, except when proceeds are used to purchase the participant's primary residence. A participant may repay the loan at any time without a penalty. A participant may have only one loan outstanding at any time.

Payment of Benefits

Benefits to terminated participants are paid in the form of a lump-sum distribution in cash to the extent a participant's account is invested in funds other than the O'Sullivan Stock Fund and in whole shares of stock, or cash at the participant's option, with cash distributed for any fractional shares to the extent a participant's account is invested in the O'Sullivan Stock Fund. Such distributions are taxable to the employee to the extent specified in the Internal Revenue Code and applicable state law.

For the years ended December 31, 2004 and 2003, benefits paid as reported on the statements of changes in net assets available for benefits include $4,395 and $1,031, respectively, in benefits paid in whole shares of stock at market value.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100 percent vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Investments are valued daily at market value based on the quoted market prices of the securities. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on October 24, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3: Investments

Participants direct the investment of their contributions, employer contributions and earnings thereon. The Plan offers various investment options. The Plan currently offers eighteen mutual funds, one collective trust fund, and a loan fund as investment options for participants. The investment options under the Plan include:

Money Market Fund – UMB Scout Prime Money Market Fund – Invests in short-term instruments such as U.S. Treasury Bills, short-term government and corporate notes and securities maturing overnight. Effective January 1, 2001, this fund is no longer an investment option but was used as the holding account for forfeitures until reallocation.

Corporate Bond Fund – PIMCO Total Return II Fund – Invests primarily in investment grade bonds, debentures and other fixed income securities, including U.S. Government securities, corporate bonds, mortgage-related securities and money market instruments. The fund may invest all of its assets in derivative instruments such as options, futures contracts or swap agreements. Amounts in the fund may also be temporarily invested in short-term, fixed-rate securities or accounts pending investment. As of December 31, 2004 and 2003, the number of participants in the Corporate Bond Fund was 0 and 317, respectively. As of January 14, 2004, this fund was removed as an investment option.

S & P 500 Index Fund – Federated Max-Cap Fund – Invests in all of the stocks in the Standard & Poor's 500 Composite Stock Index to provide long-term growth. As of December 31, 2004 and 2003, the number of participants in the S & P 500 Index Fund was 0 and 295, respectively. As of January 14, 2004, this fund was removed as an investment option.

International Fund – UMB Scout Worldwide Fund – Invests in a diversified portfolio of equity securities (common stock and securities convertible into common stock) of established companies either located outside the United States or whose primary business is carried on outside the country. As of December 31, 2004 and 2003, the number of participants in the International Fund was 0 and 139, respectively. As of January 14, 2004, this fund was removed as an investment option.

GNMA Fund – American Century GNMA Bond Fund – Invests primarily in GNMA certificates, but may also invest in other securities issued by the U.S. government, its agencies and instrumentalities. As of December 31, 2004 and 2003, the number of participants in the GNMA Fund was 0 and 99, respectively. As of January 14, 2004, this fund was removed as an investment option.

Capital Preservation Fund – Federated Capital Preservation Fund – Invests in a diversified portfolio of guaranteed investment contracts issued by insurance companies, synthetic guaranteed investment contracts, annuities, group annuity contracts and bank investment contracts. As of December 31, 2004 and 2003, the number of participants in the Capital Preservation Fund was 0 and 1,037, respectively. As of January 14, 2004, this fund was removed as an investment option.

Large Cap Stock Growth Fund – MFS Massachusetts Investors Fund – Invests primarily in common stocks and convertible securities of companies which the advisor believes offer better than average prospects for long-term growth. As of December 31, 2004 and 2003, the number of participants in the Large Cap Stock Growth Fund was 0 and 719, respectively. As of January 14, 2004, this fund was removed as an investment option.

Small Cap Stock Growth Fund – MFS New Discovery Fund – Invests at least 65% of its total assets in equity securities of emerging growth companies. As of December 31, 2004 and 2003, the number of participants in the Small Cap Stock Growth Fund was 0 and 112, respectively. As of January 14, 2004, this fund was removed as an investment option.

Balanced Fund – MFS Total Return Fund – Invests in a combination of equity and fixed income securities. As of December 31, 2004 and 2003, the number of participants in the Balanced Fund was 0 and 561, respectively. As of January 14, 2004, this fund was removed as an investment option.

Large Cap Stock Value Fund – MFS Value Fund – Invests at least 65% of its total assets in income producing equity securities of companies which the fund advisor believes are undervalued in the market relative to their long term potential. As of December 31, 2004 and 2003, the number of participants in the Large Cap Stock Value Fund was 0 and 461, respectively. As of January 14, 2004, this fund was removed as an investment option.

Mid-Cap Stock Fund – American Century Heritage Fund – Invests in stocks of companies its managers believe will increase in value over time with earnings and revenues that are not only growing, but growing at a successively faster pace. As of December 31, 2004 and 2003, the number of participants in the Mid-Cap Stock Fund was 0 and 105, respectively. As of January 14, 2004, this fund was removed as an investment option.

Small Cap Stock Value Fund – Invests at least 80% of its total assets in equity securities of companies which the advisor believes are undervalued. As of December 31, 2004 and 2003, the number of participants in the Small Cap Stock Value Fund was 0 and 31, respectively. As of January 14, 2004, this fund was removed as an investment option.

O'Sullivan Stock Fund – Invests in O'Sullivan Industries Holdings, Inc. senior preferred stock. Beginning December 1, 1999, this fund was no longer offered as an investment option for participants. Participants may transfer their balance invested in this fund to other investment options but no additions may be made to this fund. As of December 31, 2004 and 2003, the number of participants in the O'Sullivan Stock Fund was 649 and 787, respectively.

Each share of senior preferred stock has a liquidation value of $1.50. The annual dividend rate for each share is 12% of the liquidation value. Annual dividends are cumulative and compound semiannally. Upon the redemption of the senior preferred stock, holders will be entitled to receive cash in an amount equal to the liquidation value of the senior preferred stock plus all accrued and unpaid dividends. Upon the consummation of a change in control of the Corporation or on November 30, 2011, the twelfth anniversary of the issuance of the preferred stock to the Plan, O'Sullivan Industries Holdings, Inc. is required to redeem the remaining senior preferred stock for cash in an amount equal to the liquidation value plus all accrued and unpaid dividends.

Loan Fund – Consists of loans to participants made within the guidelines described in *Note 1*. As of December 31, 2004 and 2003, the number of participants with outstanding loan balances was 310 and 282, respectively.

Stable Pooled Fund – A collective trust, this fund invests in stable value fixed income instruments such as Guaranteed Investment Contracts (GICs), synthetic GICs, and Bank Investment Contracts. As of December 31, 2004 and 2003, the number of participants in the Stable Pooled Fund was 860 and 0, respectively.

Intermediate Government Bond Fund – Invests in U.S. government bonds, repurchase agreements secured by U.S. government obligations and money market instruments. Under normal circumstances, the fund invests at least 80% of its net assets in government bonds and related securities. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies. As of December 31, 2004 and 2003, the number of participants in the Intermediate Government Bond Fund was 82 and 0, respectively.

Core Bond Fund – Typically invests 80% of its net assets in bonds and related investments, including investment grade securities and U.S. government obligations. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies. As of December 31, 2004 and 2003, the number of participants in the Core Bond Fund was 267 and 0, respectively.

Value & Income Fund – Primarily invests in stocks of companies which, in the opinion of the fund's advisors, are fundamentally sound financially and which pay relatively high dividends on a consistent basis; also, the fund invests in stocks of companies which, in the opinion of the fund's advisors, are undervalued. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies and to generate income. As of December 31, 2004 and 2003, the number of participants in the Value & Income Fund was 412 and 0, respectively.

Stock Index Fund – Typically invests at least 90% in the stocks comprising the Standard & Poor's 500 Composite Stock Price Index and related investments. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies. As of December 31, 2004 and 2003, the number of participants in the Stock Index Fund was 263 and 0, respectively.

Equity Growth Fund – Invests primarily in securities selected in large part for their potential to generate current income, emphasizing common and preferred stocks listed on the New York Stock Exchange and other national securities. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies and to generate income. As of December 31, 2004 and 2003, the number of participants in the Equity Growth Fund was 606 and 0, respectively.

Mid-Cap Value Fund – Invests typically at least 80% of its net assets in stocks of medium sized companies which the fund advisors believe have below market valuations and present an opportunity for earnings improvement. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies and to generate income. As of December 31, 2004 and 2003, the number of participants in the Mid-Cap Value Fund was 74 and 0, respectively.

Mid-Cap Growth Fund – Invests typically at least 80% of its net assets in securities of medium sized companies and related investments which the fund's advisors believe have the potential to deliver earnings growth in excess of the market average, or to become market leaders. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies and to generate income. As of December 31, 2004 and 2003, the number of participants in the Mid-Cap Growth Fund was 118 and 0, respectively.

Small-Cap Value Fund – Invests typically at least 80% of its net assets in stocks of companies with small market capitalizations and related securities which the fund's advisors believe have strong market share, cash flow and management teams but are undervalued by the marketplace. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies and to generate income. As of December 31, 2004 and 2003, the number of participants in the Small-Cap Value Fund was 80 and 0, respectively.

Special Equity Fund – Invests typically at least 80% of its net assets in stocks of small to medium size companies which, in the opinion of the fund's advisors, present an opportunity for significant increases in earnings, revenue and/or value, without consideration for current income. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies and to generate income. As of December 31, 2004 and 2003, the number of participants in the Special Equity Fund was 59 and 0, respectively.

Small-Cap Growth Fund – Invests typically at least 80% of its net assets in stocks of companies with small market capitalizations which the fund's advisors believe have above average growth potential. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies and to generate income. As of December 31, 2004 and 2003, the number of participants in the Small-Cap Growth Fund was 125 and 0, respectively.

International Equity Fund – Invests typically at least 80% of its net assets in equity securities and related investments in at least three countries other than the United States and may invest up to 10% in securities of issuers in developing countries. The fund may engage in investment strategies involving derivatives, which may be employed in connection with hedging strategies and to generate income. As of December 31, 2004 and 2003, the number of participants in the International Equity Fund was 158 and 0, respectively.

Short Horizon Strategic Allocation Fund – Invests approximately 90% in fixed income securities and approximately 10% in equity funds. As of December 31, 2004 and 2003, the number of participants in the Short Horizon Strategic Allocation Fund was 16 and 0, respectively.

Short/Intermediate Horizon Strategic Allocation Fund – Invests approximately 70% in fixed income funds and approximately 30% in equity funds. As of December 31, 2004 and 2003, the number of participants in the Short/Intermediate Horizon Strategic Allocation Fund was 22 and 0, respectively.

Intermediate Horizon Strategic Allocation Fund – Invests in a combination of both fixed income and equity funds, maintaining approximately equal exposure to both asset classes. As of December 31, 2004 and 2003, the number of participants in the Intermediate Horizon Strategic Allocation Fund was 485 and 0, respectively.

Intermediate/Long Horizon Strategic Allocation Fund – Invests in a combination of approximately 70% equity funds and approximately 30% fixed income funds. As of December 31, 2004 and 2003, the number of participants in the Intermediate/Long Horizon Strategic Allocation Fund was 506 and 0, respectively.

Long Horizon Strategic Allocation Fund – Invests in a combination of approximately 90% in equity funds and approximately 10% in a variety of fixed income funds. As of December 31, 2004 and 2003, the number of participants in the Long Horizon Strategic Allocation Fund was 77 and 0, respectively.

The Plan's investments are held in a bank-administered trust fund. The following table presents the Plan's investments. Investments that represent 5 percent or more of the Plan's net assets available for benefits are separately identified.

	2004	2003
Investments at Fair Value		
DIA Stable Pooled Fund	$ 5,396,373	$ —
DIA Core Bond Fund	1,521,806	—
DIA Intermediate Horizon Strategic Alliance Fund	3,729,362	—
DIA Intermediate/Long Horizon Strategic Alliance Fund	4,149,771	—
DIA Equity Growth Fund	5,747,704	—
DIA Value & Income Fund	3,306,122	—
Federated Capital Preservation Fund	—	6,371,035
MFS Massachusetts Investors Fund	—	6,427,506
MFS Total Return Fund	—	5,291,204
MFS Value Fund	—	3,510,337
PIMCO Total Return II Fund	—	2,012,018
Other	6,212,239	3,860,306
Total investments	$ 30,063,377	$ 27,472,406

During the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $1,486,489 and $2,821,544, respectively, as follows:

Net Appreciation in Fair Value

	2004	2003
Investments at Fair Value		
Mutual Funds	$ 1,382,176	$ 2,958,007
Collective Trusts	146,659	—
O'Sullivan Stock Fund	(42,346)	(136,463)
Net appreciation in fair value	$ 1,486,489	$ 2,821,544

Note 4: Transactions With Parties-In-Interest

Effective January 15, 2004, the Plan changed the record-keeper from UMB Bank, N.A. to Diversified Investment Advisors, Inc.

Effective January 15, 2004, the Plan changed the trustee from UMB Bank, N.A. to Investors Bank and Trust Company.

The Plan invested in a money market fund, known as the UMB Scout Prime Money Market Fund, and in an international fund, known as the UMB Scout Worldwide Fund, both of which are managed by UMB Bank, N.A., the Plan's trustee at the time. The balance in the money market fund was $0 and $43,147 and the balance in the international fund was $0 and $511,690 at December 31, 2004 and 2003, respectively.

The Plan invests in mutual funds and collective trust funds of Diversified Investment Advisors, Inc.

The Plan held investments in loans to participants with a total fair value of $890,741 and $736,352 at December 31, 2004 and 2003, respectively.

The Plan also holds investments in the O'Sullivan Stock Fund which holds senior preferred stock of O'Sullivan Industries Holdings, Inc., the plan sponsor. Market value per share of senior preferred stock at December 31, 2004 and 2003 was $.13 and $.32, respectively. The balance in the O'Sullivan Stock Fund was $29,086 and $84,195 at December 31, 2004 and 2003, respectively.

Certain professional fees and certain administrative expenses are paid by the plan sponsor.

Note 5: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$ 30,144,810	$ 27,599,386
Amounts allocated to withdrawing participants	—	(48,969)
Net assets available for benefits per the Form 5500	$ 30,144,810	$ 27,550,417

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003 to Form 5500:

	2004	2003
Benefits paid to participants per the financial statements	$ 2,560,039	$ 2,422,070
Add: Amounts allocated to withdrawing participants at end of fiscal year	—	48,969
Less: Amounts allocated to withdrawing participants at beginning of fiscal year	(48,969)	—
Benefits paid to participants per Form 5500	$ 2,511,070	$ 2,471,039

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the period but not yet paid as of that date.

Note 6: Plan Amendment

For Plan years commencing on or after January 1, 2004, employees become eligible to participate in the Plan following 900 hours of service or six months of service, whichever comes first.

Note 7: Subsequent Events

The Plan was amended effective February 1, 2005, to allow new participants to enroll in the Plan on the first day of the first scheduled pay period beginning in the month following the participant's date of employment, or as soon thereafter as administratively practicable. The amendment also addressed the enrollment of terminated participants that have been re-hired.

The Plan was amended effective May 1, 2005, to allow new participants to enroll in the Plan on the next business day following the participant's date of employment, or as soon thereafter as administratively practicable.

Supplemental Schedule

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
EIN 43-1659062 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Issuer	Description of Investment	Fair Value
Diversified Investment Advisors	*DIA Stable Pooled Fund	$ 5,396,373
Diversified Investment Advisors	*DIA Core Bond Fund	1,521,806
Diversified Investment Advisors	*DIA Short Horizon Strategic Alliance Fund	182,333
Diversified Investment Advisors	*DIA Short/Intermediate Horizon Strategic Alliance Fund	648,512
Diversified Investment Advisors	*DIA Intermediate Horizon Strategic Alliance Fund	3,729,362
Diversified Investment Advisors	*DIA Intermediate/Long Horizon Strategic Alliance Fund	4,149,771
Diversified Investment Advisors	*DIA Long Horizon Strategic Alliance Fund	940,498
Diversified Investment Advisors	*DIA Stock Index Fund	988,383
Diversified Investment Advisors	*DIA Equity Growth Fund	5,747,704
Diversified Investment Advisors	*DIA Mid-Cap Growth Fund	444,303
Diversified Investment Advisors	*DIA Intermediate Government Bond Fund	354,828
Diversified Investment Advisors	*DIA Value & Income Fund	3,306,122
Diversified Investment Advisors	*DIA Special Equity Fund	108,059
Diversified Investment Advisors	*DIA Mid-Cap Value Fund	252,139
Diversified Investment Advisors	*DIA Small-Cap Value Fund	262,117
Diversified Investment Advisors	*DIA Small-Cap Growth Fund	424,807
Diversified Investment Advisors	*DIA International Equity Fund	625,137
Diversified Investment Advisors	*DIA Forfeiture Holding Account	61,296
O'Sullivan Industries Holdings, Inc.	*O'Sullivan Industries Holdings, Inc. preferred stock	29,086
Various Participants	*Participant loans; rates 6.50-10.50%; maturing through June 2, 2021	890,741
		$ 30,063,377

*Party-in-interest to the Plan

Exhibits.

Exhibit 1 is the Consent of Independent Accountants, BKD LLP, and is filed herewith.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O'SULLIVAN INDUSTRIES HOLDINGS, INC.
SAVINGS AND PROFIT SHARING PLAN

By Kevin F. McCarthy

Kevin F. McCarthy
Administrative Committee Member

Date: June 27, 2005

Consent of Independent Accountants

Administrative Committee
O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Lamar, Missouri

We consent to incorporation by reference in the Registration Statement on Form S-8 (Registration No. 33-92904) of the O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan of our report dated June 14, 2005, relating to the statements of net assets available for benefits of O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003, which report appears in the December 31, 2004 annual report on Form 11-K of O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan.

BKD, LLP

Joplin, Missouri
June 23, 2005

Hammons Tower
901 E. St. Louis Street, Suite 1000
P.O. Box 1190
Springfield, MO 65801-1190
417 865-8701 Fax 417 865-0682

3230 Hammons Boulevard
P.O. Box 1824
Joplin, MO 64802-1824
417 624-1065 Fax 417 624-1431

1034 W. Main Street
P.O. Box 1277
Branson, MO 65615-1277
417 334-5165 Fax 417 334-4823

Commerce Bank Building
100 S. Broadway Street
P.O. Box 1448
Pittsburg, KS 66762-1448
620 231-7380 Fax 620 231-1226

bkd.com